UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Item 1: Form 6-K dated June 03, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: June 03, 2016

JAGUAR LAND ROVER
JAGUAR LAND ROVER
RESULTS FOR THE YEAR AND QUARTER ENDED 31 MARCH 2016
30th MAY 2016

DISCLAIMER JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
- Q4 FY16 represents the 3 month period from 1 January 2016 to 31 March 2016
- Q3 FY16 represents the 3 month period from 1 October 2015 to 31 December 2015
- Q2 FY16 represents the 3 month period from 1 July 2015 to 30 September 2015
- Q4 FY15 represents the 3 month period from 1 January 2015 to 31 March 2015
- FY16 represents the 12 month period from 1 April 2015 to 31 March 2016
- FY15 represents the 12 month period from 1 April 2014 to 31 March 2015
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture.

PARTICIPANTS JAGUAR LAND ROVER
Kenneth Gregor
CFO Jaguar Land Rover
Bennett Birgbauer
Treasurer Jaguar Land Rover
C. Ramakrishnan
Group CFO Tata Motors

JAGUAR LAND ROVER
AGENDA
Financial performance for the quarter 5
Other developments 15
Closing Q&A 18

JAGUAR LAND ROVER
FINANCIAL PERFORMANCE
FISCAL YEAR 2016 AND QUARTER 4

FY16 FINANCIAL RESULTS
SOLID YEAR WITH RECORD SALES AFTER STRONG Q4
JAGUAR
LAND ROVER
Record retail sales of 521.6k, up 12.9% year on year, and Q4 sales of 158.8k, up 27.8%
Record revenue of £22.21b, up from £21.87b in FY15, and Q4 revenue of £6.59b, up from £5.83b
FY16 EBITDA before one-time Q4 reserves and charges £3.31b (£3.15b as reported) with margin of 14.9% (14.2% as reported) down from the record £4.13b (18.9%) in FY15
Q4 EBITDA before one-time reserves and charges £1.07b (£903m as reported) with margin of 16.2% (13.7% as reported) compared to the record £1.02b (17.4%) in Q4FY15
FY16 PBT £1.56b after net £157m Tianjin charge, down from a record £2.61b in FY15, while Q4 PBT £577m, after a further £58m of insurance and other Tianjin recoveries, up from £396m a year ago
Profit after tax of £1.31b
Strong Free cash flow of £791m after investment spending of £3.14b
Cash and deposits of £4.65b and 5 year undrawn revolving credit facility of £1.87b

KEY FINANCIAL METRICS

SOLID YEAR WITH RECORD SALES AFTER A STRONG Q4

	Quarter ended 31 March			12 months ended 31 March		
(£ millions, unless stated)	**2016**	**2015**	**Change**	**2016**	**2015**	**Change**
Retail volumes ('000 units)	158.8	124.3	34.5	521.6	462.2	59.4
Wholesale volumes ('000 units)*	149.9	125.2	24.7	509.3	466.5	42.8
Revenues	6,594	5,826	768	22,208	21,866	342
EBITDA before one time reserves and charges**	**1,069**	**1,016**	**53**	**3,313**	**4,132**	**(819)**
EBITDA before one time reserves and charges %	16.2%	17.4%	(1.2 ppt)	14.9%	18.9%	(4.0 ppt)
EBITDA as reported***	**903**	**1,016**	**(113)**	**3,147**	**4,132**	**(985)**
EBITDA as reported %	13.7%	17.4%	(3.7 ppt)	14.2%	18.9%	(4.7 ppt)
Profit before tax and exceptional item	**519**	**396**	**123**	**1,714**	**2,614**	**(900)**
Exceptional item	58	-	58	(157)	-	(157)
Profit before tax	**577**	**396**	**181**	**1,557**	**2,614**	**(1,057)**
Profit after tax	**472**	**302**	**170**	**1,312**	**2,038**	**(726)**
Free cash flow (before financing)	1,393	353	1,040	791	842	(51)
Cash	4,651	4,263	388	4,651	4,263	388

* Excludes Chery Jaguar Land Rover – FY16 34,751 units, FY15 4,044; Q4 FY16 12,532 units. Q4 FY15 4,044
** Adjusted for one time reserves and charges of £166m for the recall in the U.S. of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalised investment
***EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, exceptional item and unrealised FX and commodity hedges

- 7 -

RECORD FY16 RETAIL SALES OF 521.6K UP 13%
STRONG GROWTH IN EUROPE, NORTH AMERICA AND UK
JAGUAR
LAND ROVER
Units in ‘000
North America
Up 27%
78.4 61.6 16.8 FY15
99.6 83.1 16.5 FY16
UK
Up 24%
86.8 68.9 17.9 FY15
107.4 79.7 27.6 FY16
China
Down (16)%
1.1 116.0 94.4 20.4 FY15
96.9 31.8 49.6 15.5 FY16
FY16
North America, 19%
UK, 20%
China Region, 19%
Overseas, 18%
Europe (ex. Russia), 24%
521,571 Units
Europe
Up 42%
87.9 78.1 9.7 FY15
124.7 103.7 21.1 FY16
Overseas
Flat 0%
93.3 81.2 12.1 FY15
92.9 79.2 13.7 FY16
FY15
North America, 17%
UK, 19%
China Region, 25%
Overseas, 20%
Europe (ex. Russia), 19%
462,209 Units
Land Rover
Jaguar
CJLR
* Total volumes includes sales from Chery Jaguar Land Rover - FY16 31,765 units, FY15 1,094.

RECORD FY16 RETAIL SALES OF 521.6K UP 13%
STRONG SALES OF DISCOVERY SPORT AND JAGUAR XE
JAGUAR LAND ROVER
Units in ‘000
Jaguar - FY16 vs FY15
Up 23%
2.6 76.9 12.1 16.6 45.7 FY15
94.4 11.8 11.7 34.2 36.5 FY16
F-TYPE XK XJ XF XE
Land Rover - FY16 vs FY15
Up 11%
385.3 124.0 57.1 83.9 49.5 8.0 43.9 19.0 FY15
427.1 110.5 60.0 86.9 51.1 95.9 22.5 FY16
Range Rover Evoque*
Range Rover
Range Rover Sport
Discovery
Discovery Sport*
Freelander Defender
* Total volumes includes sales from Chery Jaguar Land Rover - FY16 31,765 units, FY15 1,094

RECORD Q4 RETAIL SALES OF 158.8K UP 28% JAGUAR LAND ROVER
ALL REGIONS UP STRONGLY
Units in ‘000
North America Up 24%
23.3 18.6 4.7 Q4 FY15
28.9 23.5 5.4 Q4 FY16
UK Up 23%
28.7 23.8 4.9 Q4 FY15
35.4 26.8 8.7 Q4 FY16
China Up 19%
1.1 23.5 18.5 3.9 Q4 FY15
28.0 12.4 10.9 4.7 Q4 FY16
Q4 FY16
North America, 18%
UK, 22%
China Region, 18%
Overseas, 16%
Europe (ex. Russia), 26%
158,813 Units
Europe Up 55%
26.5 23.7 2.7 Q4 FY15
40.9 34.1 6.8 Q4 FY16
Overseas Up 15%
22.3 19.2 3.1 Q4 FY15
25.6 21.4 4.3 Q4 FY16
Q4 FY15
North America, 19%
UK, 23%
China Region, 19%
Overseas, 18%
Europe (ex. Russia), 21%
124,307 Units
Land Rover Jaguar CJLR
* Total volumes includes sales from Chery Jaguar Land Rover - Q4 FY16 12,367 units, Q4 FY15 1,094

KEY PROFIT DRIVERS JAGUAR LAND ROVER
FY16 EBITDA £3.31b (14.9%) and Q4 EBITDA £1.07b (16.2%) before Q4 one-time reserves and charges of £166m including a U.S. recall of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalised investment
Solid EBITDA margins before one time reserves and charges in FY16 and Q4 but lower than the same period a year ago with higher total sales offset by:
Less favourable market and model mix
FX – year over year favourable operating FX net of realized hedges more than offset by unfavourable FX revaluation of mainly Euro payables in EBITDA
FY16 PBT of £1.56b down from record £2.61b in FY15 reflects:
Lower EBITDA as reported (£985m) and higher depreciation and amortisation (£367m)
Net £157m Tianjin charge -- £245m less £88m of insurance and expected recoveries to date, including £58m in Q4
Offset partially by:
Favourable FX revaluation below EBITDA (£346m) - mainly non-recurrence of unfavourable prior year revaluation of Dollar debt and unrealized FX and commodity hedges
China JV profits of £64m (up £70m) and lower net finance expense (£36m)

CONSOLIDATED CASH FLOW JAGUAR LAND ROVER
INVESTMENT LARGELY FUNDED BY EBITDA
Quarter ended 31 March 12 months ended 31 March
(£ millions, unless stated) 2016 2015 Change 2016 2015 Change
EBITDA as reported 903 1,016 (113) 3,147 4,132 (985)
Working capital and non cash accruals 1,163 186 977 579 (116) 695
Tax paid (49) (147) 98 (166) (389) 223
Cash flow from operations 2,017 1,055 962 3,560 3,627 (67)
Investment in fixed and intangible assets (640) (738) 98 (2,817) (2,894) 77
Finance income and other (includes FX revaluation) 16 36 (20) 48 109 (61)
Free cash flow (before financing) 1,393 353 1,040 791 842 (51)
Changes in debt (107) 18 (125) (111) 342 (453)
Finance expenses and fees (43) (133) 90 (142) (230) 88
Dividends paid - - - (150) (150) -
Net change in cash & financial deposits 1,243 238 1,005 388 804 (416)

FINANCING STRUCTURE JAGUAR LAND ROVER
STRONG LIQUIDITY
£ million
21%
Total Balance Sheet Debt at 31 Mar 2016 £mn
7,000 6,521
19%
Bonds 2,392
6,000 5,748
Short term borrowings 116
1,870
Finance lease obligations 11
5,000 1,485
Pre paid financing costs (19)
4,000
Total 2,500
3,000
4,651
2,000 4,263
1,000
1,870
58 488 349 349 400 749
Liquidity FY15 Liquidity FY16 CY16 CY17 CY18 CY19 CY20 CY21 CY22 CY23 CY24
Cash and financial deposits Bonds Undrawn RCF Cash/revenue %
The debt above reflects the face value of outstanding indebtedness but excludes prepaid (capitalised) issuance costs of £19m and finance leases of £11m.

EXCITING NEW PRODUCTS
JAGUAR LAND ROVER
RECENT AND UPCOMING PRODUCTS TO DRIVE GROWTH
Auto EXPRESS NEWCAR AWARDS WINNER 2015
XF – Launched in China Dec 15
B CX 911
XJ 16MY – Launched in China Feb 2016
F-PACE – Launched in April 2016
Auto EXPRESS NEWCAR AWARDS WINNER 2015
XE – Launched in US May 2016
Evoque Convertible – Coming soon RANGE ROVER
China JV XF L – Launching H2 2016 XF L

OTHER STRATEGIC DEVELOPMENTS
FUTURE TECHNOLOGICAL AND BUSINESS INITIATIVES



Autonomous Vehicles

- JLR demonstrated highly autonomous vehicle technologies to EU Transport Ministers, including 'hands free' driving in April 2016
- JLR is investing in the UK's first "connected corridor", a 41 mile 'living laboratory' project on UK roads to develop new Connected and Autonomous Vehicle technologies


98
LOCKED & ALARMED
CAR INFO
15
CLIMATE ON

Connected Cars

- JLR have already deployed intelligent navigation and information systems, smartphone integration (including remote control of climate settings and security) and in-car Wi-Fi connectivity into various vehicles
- JLR recently announced the expansion of the usability of its remote functions app to include smart-watch technology

InMotion

- Jaguar Land Rover has launched InMotion, a business unit to develop innovative solutions aimed at overcoming future travel and transport challenges
- Focused on building apps and on-demand services
- Current initiatives include car sharing and ownership solutions

- 15 -

ENVIRONMENTAL STRATEGY
JAGUAR LAND ROVER
IMPROVING OUR ENVIRONMENTAL PROFILE
Light-weighting
• Increased application of aluminium to our vehicle platforms
• High aluminium content used across our range of vehicles, excluding Evoque and Discovery Sport
• Our in house engines are manufactured to include a relatively high proportion of aluminium
Powertrain rightsizing
• In-house 4 cylinder 2.0l efficient diesel engines are now available in the XE, XF, F-PACE, Discovery Sport and Evoque
• 4 cylinder 2.0l petrol variant is scheduled for production in the near future
• Configurable and flexible common architecture enables maximum manufacturing efficiency, more engine variants and higher quality
JAGUAR
Electrification
• JLR currently offer diesel hybrid variants of the Range Rover and Range Rover Sport
• JLR has plans to introduce Plug in Hybrids (PHEVs) and Battery Electric Vehicles (BEVs) into its product range
• Jaguar recently announced that it would be competing in the FIA Formula E championship from August 2016 to create a test bed for future Jaguar Land Rover electrification technology

LOOKING AHEAD
JAGUAR LAND ROVER
INVESTMENT TO DRIVE PROFITABLE GROWTH
JLR’s strategy continues to be to invest in new products, technology and manufacturing capacity to grow profitably.
We expect investment spending in the region of £3.75b in FY17.
JLR intends to continue to generate strong operating cash flow to fund investment.
Given continuing investment, free cash flow could be negative in the near and medium term, however, we expect that our strong balance sheet, including total cash and short-term investments of £4.7b and undrawn long-term credit lines of £1.9b at 31 March 2016, as well as proven access to capital markets and bank funding would support our investment plans as required.
Jaguar Land Rover plans to continue to build on recent successful product launches with the sales ramp up of the Jaguar F-PACE , XE in the US, XF long wheel base in China and the Evoque Convertible in the coming months and future new model launches yet to be announced.
These new products are expected to drive solid profitable volume growth for JLR going forward.

JAGUAR LAND ROVER
Q&A
KENNETH GREGOR CFO, JAGUAR LAND ROVER

Thank You

Kenneth Gregor

CFO, Jaguar Land Rover

C. Ramakrishnan

Group CFO, Tata Motors

Bennett Birgbauer

Treasurer, Jaguar Land Rover

Jaguar Land Rover Investor Relations

investor@jaguarlandrover.com

Tata Motors Investor Relations

Ir_tml@tatamotors.com

Jaguar Land Rover

Abbey Road, Whitley, Coventry
CV3 4LF

Jaguarlandrover.com

- 19 -

JAGUAR
LAND ROVER
ADDITIONAL SLIDES

INCOME STATEMENT
JAGUAR LAND ROVER
Quarter ended 31 March 12 months ended 31 March
(£ millions, unless stated) 2016 2015 Change 2016 2015 Change
Revenues 6,594 5,826 768 22,208 21,866 342
Material and other cost of sales (3,828) (3,417) (411) (13,146) (13,185) 39
Employee costs (648) (550) (98) (2,321) (1,977) (344)
Other (expense) /Income(1) (1,513) (1,151) (362) (4,836) (3,730) (1,106)
Product development costs capitalised 298 308 (10) 1,242 1,158 84
EBITDA as reported 903 1,016 (113) 3,147 4,132 (985)
Depreciation and amortisation (378) (308) (70) (1,418) (1,051) (367)
Debt/unrealised hedges MTM(2) (42) (220) 178 (27) (373) 346
Net finance (expense) / income and other (13) (110) 97 (52) (88) 36
Share of profit / (Loss) from Joint Venture 49 18 31 64 (6) 70
Profit before tax and exceptional item 519 396 123 1,714 2,614 (900)
Exceptional item 58 - 58 (157) - (157)
Profit before tax 577 396 181 1,557 2,614 (1,057)
Income tax expense (105) (94) (11) (245) (576) 331
Profit after tax 472 302 170 1,312 2,038 (726)
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt

WHOLESALE VOLUMES BY GEOGRAPHY FY16
JLR WHOLESALE VOLUME OF 509,334 up 9%
JAGUAR LAND ROVER
Units in ‘000
North America
Up 38%
79.0 108.9
63.5 90.4
15.5 18.4
FY15 FY16
UK
Up 26%
88.1 111.1
70.1 81.9
18.0 29.3
FY15 FY16
China*
Down (45)%
115.3 63.9
94.1 48.4
21.1 15.5
FY15 FY16
FY16
North America, 21%
UK, 22%
Europe (ex. Russia), 26%
China Region, 13%
Overseas, 19%
509,334 Units
Land Rover
Jaguar
Europe
Up 45%
89.7 130.2
79.6 106.5
10.1 23.7
FY15 FY16
Overseas
Up 1%
94.4 95.2
82.6 80.0
11.8 15.2
FY15 FY16
FY15
North America, 17%
UK, 19%
Europe (ex. Russia), 19%
China Region, 25%
Overseas, 20%
466,479 Units
* Total volumes excludes sales from Chery Jaguar Land Rover - FY16 34,751 units, FY15 4,044

WHOLESALE VOLUMES BY CARLINE FY16
JLR WHOLESALE VOLUME OF 509,334 up 9% JAGUAR LAND ROVER
Units in ‘000
Jaguar - FY16 vs FY15
Up 33%
102.1
76.5
0.1
12.6
F-TYPE
12.2
1.7
12.2
XK
2.1
16.3
36.2
F-PACE
XJ
45.9
39.2
XF
XE
FY15 FY16
Land Rover - FY16 vs FY15
Up 4%
407.2
390.0
91.7
119.8
Range Rover Evoque*
Range Rover
60.1
61.4
90.3
Range Rover Sport
Discovery
85.8
53.7
50.6
Discovery Sport*
13.6
89.8
Freelander
38.7
20.0
20.2
Defender
FY15 FY16
* Total volumes excludes sales from Chery Jaguar Land Rover – FY16 34,751 units, FY15 4,044

RECORD Q4 RETAIL SALES OF 158.8K UP 28%
STRONG SALES OF DISCOVERY SPORT AND JAGUAR XE
JAGUAR
LAND ROVER
Units in ‘000
Jaguar - Q4 FY16 vs Q4 FY15
Up 54%
29.9
19.4
3.1 3.0
F-TYPE
XK
0.3
2.9 3.8
11.0
XJ
12.4
12.8
XF
XE
Q4 FY15 Q4 FY16
Land Rover - Q4 FY16 vs Q4 FY15
Up 23%
129.0
104.9
33.0
Range Rover Evoque*
31.1
Range Rover
16.2
16.4
24.2
Range Rover Sport
Discovery
24.6
15.8
Discovery Sport*
15.7
34.3
Freelander
7.9
3.1
6.1
5.5
Defender
Q4 FY15 Q4 FY16
* Total volumes includes sales from Chery Jaguar Land Rover – Q4 FY16 12,367 units, Q4 FY15 1,094

WHOLESALE VOLUMES BY GEOGRAPHY Q4
JLR WHOLESALE VOLUME OF 149,895 up 20%
JAGUAR
LAND ROVER
Units in ‘000
North America UK China*
Up 26% Up 17% Down (10)%
30.9
36.4
19.1
24.5
31.0
17.2
23.8
25.2
29.6
15.3
12.2
20.1
4.4
7.0
5.8
6.8
3.9
5.0
Q4 FY15 Q4 FY16 Q4 FY15 Q4 FY16 Q4 FY15 Q4 FY16
Q4 FY16
North America, 21% UK, 24%
Europe (ex. Russia), 27%
China Region, 11%
Overseas, 16%
149,895 Units
Europe Overseas
Up 52% Up 4%
40.9
23.6
24.5
26.9
32.7
20.7
19.3
23.9
Land Rover
Jaguar
3.0
8.2
3.0
5.1
Q4 FY15 Q4 FY16 Q4 FY15 Q4 FY16
Q4 FY15
North America, 20% UK, 25%
Europe (ex. Russia), 21%
China Region, 15%
Overseas, 19%
125,161 Units
* Total volumes excludes sales from Chery Jaguar Land Rover – Q4 FY16 12,532 units. Q4 FY15 4,044

WHOLESALE VOLUMES BY CARLINE Q4
JLR WHOLESALE VOLUME OF 149,895 up 20% JAGUAR LAND ROVER
Units in ‘000
Jaguar - Q4 FY16 vs Q4 FY15
Up 60%
0.2
20.1
2.9
3.7
-
13.4
Q4 FY15
0.0
1.7
32.2
3.1
4.8
12.4
10.2
Q4 FY16
F-TYPE
XK
F-PACE
XJ
XF
XE
Land Rover - Q4 FY16 vs Q4 FY15
Up 12%
117.7
105.1
27.7
Range Rover Evoque*
25.2
Range Rover
15.3
18.2
26.4
Range Rover Sport
Discovery
26.0
16.7
Discovery Sport*
15.0
Freelander
13.6
28.2
0.8
Defender
6.4
3.2
Q4 FY15
Q4 FY16
* Total volumes excludes sales from Chery Jaguar Land Rover – Q4 FY16 12,532 units. Q4 FY15 4,044

FINANCING STRUCTURE
STRONG LIQUIDITY JAGUAR LAND ROVER
As at 31 March
(Ł millions, unless stated) 2016 2015 Change
Cash and cash equivalents 3,399 3,208 191
Financial deposits 1,252 1,055 197
Cash and financial deposits 4,651 4,263 388
Undrawn 5 years revolving credit facilities 1,870 1,485 385
Total liquidity 6,521 5,748 773
Total equity 7,614 6,040 1,574
Total debt2 (2,500) (2,550) 50
Net cash 2,151 1,713 438
Total debt/EBITDA1 0.8x 0.6x 0.2x
Total debt/equity 0.3x 0.4x (0.1)x
1) EBITDA stated on a rolling 12 month basis
2) Total debt includes outstanding bonds net of amortised fees, short term financing and finance leases

PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS JAGUAR LAND ROVER
Quarter ended 31 March 12 months ended 31 March
(Ł millions, unless stated) 2016 2015 Change 2016 2015 Change
R&D expense
Capitalised 298 308 (10) 1,242 1,158 84
Expensed 102 73 29 318 253 65
Total R&D expense 400 381 19 1,560 1,411 149
Investment in tangible and other intangible assets 342 430 (88) 1,575 1,736 (161)
Total product and other investment 742 811 (69) 3,135 3,147 (12)
Capital investment as % of revenue 11.3% 13.9% (2.6 ppt) 14.1% 14.4% (0.3 ppt)
Of which capitalised 640 738 (98) 2,817 2,894 (77)